UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 11, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒x Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒x

INTERIM RESULTS
FOR THE SIX MONTHS ENDED 31 DECEMBER 2019
Harmony Gold Mining Company Limited
(“Harmony” or “company”)
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228
HALF YEAR KEY FEATURES
•Our strategy is to produce safe, profitable ounces and increase margins

•	46% improvement in FIFR, lowest ever recorded. Safety supports production. Risk management is a strategic priority area
•8% decrease in gold production mainly due to a 32% decrease in gold production at Kusasalethu
•4% increase in underground SA gold production six months to December 2019 vs six months to June 2019
•63% increase in operating free cash flow margin. 19% increase in Rand gold price received to R683 158/kg
OPERATING RESULTS

		Six months ended December 2019	Six months ended December 2018	Variance %	Six months ended June 2019	Variance* %
Gold produced	kg	21 411	23 359	(8)	21 375	–
	oz	688 379	751 008	(8)	687 223	–
Underground grade	g/t	5.29	5.65	(6)	6	(4)
Gold price received	R/kg	683 158	572 898	19	602 016	13
	US$/oz	1 447	1 258	15	1 320	10
Cash operating costs	R/kg	499 139	429 860	(16)	450 500	(11)
	US$/oz	1 057	944	(12)	988	(7)
Total costs and capital	R/kg	603 302	525 674	(15)	565 046	(7)
	US$/oz	1 278	1 154	(11)	1 239	(3)
All-in sustaining costs[1]	R/kg	605 911	528 265	(15)	574 287	(6)
	US$/oz	1 283	1 160	(11)	1 259	(2)
Production profit	R million	4 110	3 385	21	3 203	28
	US$ million	280	239	17	226	24
Exchange rate	R/US$	14.69	14.17	4	14.19	4
* December 2019 six months and June 2019 six months comparison.
¹ Excludes share-based payment charge
FINANCIAL RESULTS

		Six months ended December 2019	Six months ended December 2018	Variance %
Earnings per share	SA cents	249	(4)	>100
	US cents	17	—	>100
Headline earnings	R million	1 331	(21)	>100
	US$ million	91	(2)	>100
Headline earnings per share	SA cents	249	(4)	>100
	US cents	17	—	>100

HARMONY'S ANNUAL REPORTS

Harmony’s Integrated Annual Report and its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for the financial year ended 30 June 2019 are available on our website (www.harmony.co.za/invest). In addition, our mineral resource and reserve information as at 30 June 2019 as well as ESG (environment, social and governance) information are available as separate reports.

SHAREHOLDER INFORMATION

Issued ordinary share capital 31 December 2019	542 382 450
Issued ordinary share capital 30 June 2019	539 841 195
MARKET CAPITALISATION
As at 31 December 2019 (ZARm)	27 770
As at 31 December 2019 (US$m)	1 986
As at 30 June 2019 (ZARm)	17 135
As at 30 June 2019 (US$m)	1 215
HARMONY ORDINARY SHARES AND ADR PRICES
12-month high (1 January 2019 – 31 December 2019) for ordinary shares (ZAR)	R59.06
12-month low (1 January 2019 – 31 December 2019) for ordinary shares (ZAR)	R22.25
12-month high (1 January 2019 – 31 December 2019) for ADRs (US$)	US$3.86
12-month low (1 January 2019 – 31 December 2019) for ADRs (US$)	US$1.57
FREE FLOAT	100%

ADR RATIO	1:01

JSE LIMITED	HAR
Range for year (1 January 2019 – 31 December 2019 closing)	R22.26 – R56.59
Average daily volume for the year (1 January 2019 – 31 December 2019)	2 305 179 shares
Range for previous year (1 January 2018 – 31 December 2018 closing)	R19.24 – R31.27
Average daily volume for the previous year (1 January 2018 – 31 December 2018)	1 794 452 shares
NEW YORK STOCK EXCHANGE	HMY
Range for year (1 January 2019 – 31 December 2019 closing)	US$1.57 – US$3.84
Average daily volume for the year (1 January 2019 – 31 December 2019)	6 152 535
Range for previous year (1 January 2018 – 31 December 2018 closing)	US$1.44 – US$2.5
Average daily volume for previous year (1 January 2018 – 31 December 2018)	4 045 739
INVESTORS' CALENDAR
Annual General Meeting	22 November 2020*
* To be confirmed.

CONTACT DETAILS

CORPORATE OFFICE
Randfontein Office Park Po Box 2, Randfontein 1760, South Africa Corner Main Reef Road and Ward Avenue Randfontein, 1759, South Africa Telephone: +27 11 411 2000 Website: www.harmony.co.za
DIRECTORS
PT Motsepe* (chairman)
JM Motlaba*^ (deputy chairman)
M Msimang*^ (lead independent director)
PW Steenkamp (chief executive officer)
F Abbott (financial director)
JA Chissano*#^, FFT De Buck*^, KV Dicks*^, Dr DSS Lushaba*^
HG Motau*^, KT Nondumo*^, VP Pillay*^, GR Sibiya*^, MV Sisulu*^,
JL Wetton*^, AJ Wilkens*
* Non-executive
** Executive
^ Independent
# Mozambican

INVESTOR RELATIONS
E-mail: HarmonyIR@harmony.co.za Telephone: +27 11 411 2314 Website: www.harmony.co.za
COMPANY SECRETARIAT
Telephone: +27 11 411 6020 E-mail: companysecretariat@harmony.co.za
TRANSFER SECRETARIES
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House, Ameshoff Street, Braamfontein
PO Box 4844, Johannesburg, 2000, South Africa
Telephone: 0861 546 572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 4381

ADR* DEPOSITARY
Deutsche Bank Trust Company Americas c/o American Stock Transfer and Trust Company
Deutsche Bank Trust Company Americas
c/o AST, Operations Centre, 6201 15th Avenue, Brooklyn NY11219
E-mail queries: db@astfinancial.com
Website: www.astfinancial.com
Toll free (within US): +1-886-249-2593
Int: +1-718-921-8124
Fax: +1-718-921-8334
*ADR: American Depositary Receipts

SPONSOR
JP Morgan Equities South Africa (Pty) Ltd 1 Fricker Road, corner Hurlingham Road, Illovo, Johannesburg, 2196 Private Bag X9936, Sandton, 2146 Telephone: +27 11 507 0300 Fax: +27 11 507 0503
TRADING SYMBOLS
JSE Limited: HAR New York Stock Exchange, Inc.: HMY ISIN: ZAE 000015228

FORWARD LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this report and the exhibits, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labor disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged HDSAs in management positions; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health and safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates any further downgrade of South Africa's credit rating; and currency devaluations and other macroeconomic monetary policies; the adequacy of the Group’s insurance coverage; and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate.
For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of financing), see the Company’s latest Integrated Annual Report and Form 20-F which is on file with the Securities and Exchange Commission, as well as the Company’s other Securities and Exchange Commission filings. The Company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law. The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive.
COMPETENT PERSON'S DECLARATION
In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 24 years’ relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP), a member of the South African Institute of Mining and Metallurgy (SAIMM) and a member of the Geological Society of South Africa (GSSA).

Mr Boshoff is Harmony's Lead Competent Person.

Jaco Boshoff
Physical address:	Postal address:
Randfontein Office Park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	PO Box 2 Randfontein 1760 South Africa
Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 31 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Greg Job
Physical address:	Postal address:
Level 2 189 Coronation Drive Milton, Queensland 4064 Australia	PO Box 1562 Milton, Queensland 4064 Australia
Both these competent persons, who are full-time employees of Harmony Gold Mining Company Limited, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

CONTENTS

PAGE
2	Shareholder information
3	Contact details
4	Competent person's declaration
6	Message from the chief executive officer
10	Operating results – six monthly comparison (Rand/Metric)
11	Operating results – six monthly comparison (US$/Imperial)
12	Condensed consolidated income statements (Rand)
13	Condensed consolidated statements of comprehensive income (Rand)
13	Condensed consolidated statement of changes in equity (Rand)
14	Condensed consolidated balance sheets (Rand)
15	Condensed consolidated cash flow statements (Rand)
16	Notes to the condensed consolidated financial statements
30	Segment report (Rand/Metric)
31	Condensed consolidated income statements (US$)
32	Condensed consolidated statements of comprehensive income (US$)
32	Condensed consolidated statement of changes in equity (US$)
33	Condensed consolidated balance sheets (US$)
34	Condensed consolidated cash flow statements (US$)
35	Segment report (US$/Imperial)
36	Development results – Metric and Imperial

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER (H1FY20 vs H1FY19)
SAFETY
Sadly, we had three fatalities at our South African operations in the first six months of the 2020 financial year (H1FY20). Our colleagues who lost their lives were: Siyabonga Ntika, a rockdrill operator at Tshepong operations, John Thabang Mamogale, a general worker at the Doornkop plant and Elphas Nkosi, a transport crew supervisor at Kusasalethu. We extend our heartfelt condolences to their family, friends and colleagues.

We remain committed to our safety and health journey we embarked upon in calendar year 2016, with our focus on:

•	leadership

•	risk management and people
Key related elements of this journey are:

•	our four-layered risk management approach and

•	attaining a proactive safety culture.

FOUR-LAYERED RISK MANAGEMENT APPROACH
Risk assessment layer	Baseline	Issue-based	Task-based	Continuous
Output	Identify and understanding major hazards and significant unwanted events	Key controls are identified, designed, monitored and managed effectively (control effectiveness and improvement)	Hazards related to non-routine tasks are assessed and managed with the step-by-step action plan For routine tasks, task-based risk assessments are conducted and procedures developed	Routine tasks are assessed through SLAM (Stop, Look, Assess and Manage) and safe declaration Embed safety awareness and responsibility with all employees
Decreasing risk

Our risk-based approach is not limited to safety. It also encompasses health, the environment, communities and social risks, legal and regulatory risks, amongst others.

It focuses not only on systems and processes but on establishing a proactive culture through active, visible leadership and consistent safe behaviours.

PHASE 1		PHASE 2	PHASE 3	PHASE 4
FOUNDATION	Learning	CAPACITATION	INTERVENTIONS	REINFORCEMENT
Learning from incidents		Top-down (leadership circle)	Operation-specific	Positive behaviour recognition

Psychology of safety		Bottom-up (behaviours)

Harmony leadership programme

Harmony values survey		Harmony leadership and behaviours

Visible felt leadership

Connectedness
PROACTIVE CULTURE

Our overall Fatal Injury Frequency Rate (FIFR) has declined from 0.12 in FY2019 to 0.07 in H1FY20. The South African operations recorded three million fatality-free shifts in the period under review. This represents 113 working days, three shifts a day.

Our overall Lost Time Injury Frequency Rate (LTIFR) improved from 7.3 in FY2019 to 7.03 in H1FY20. In FY20 through to FY22 we will have a stronger focus on safety leadership and behaviour interventions to ensure a proactive culture. We are making progress with these and related initiatives.

Questions frequently asked of us are: what do you learn from the investigations that follow incidents; and what changes in the workplace as a result?

By way of example, an investigation led by the Mine Health and Safety Inspectorate of the Department of Mineral Resources into the cause of a scraper winch incident at Tshepong mine in June 2019 that claimed a colleague’s life, identified specific instances of non-compliance with standards. No fewer than seven remedial actions were taken as a consequence. Similarly, each and every fatal accident is thoroughly investigated and lessons learnt are distributed throughout the company. For further details on our approach to safety, please refer to our website (www.harmony.co.za).

Investigations into the cause of incidents and the loss of life is ongoing. Employees who do not adhere to our safety standards are disciplined and bonuses are lost if safe ounces are not produced. Every effort will continue to be made to ensure that our employees operate in a healthy and safe environment and go home safely and unharmed every day.

OPERATIONAL RESULTS - H1FY19 VS H1FY20
Total gold produced in H1FY20 was 8% lower at 21 411kg, due largely to a 6% reduction in underground recovered grade to 5.29g/t. The decrease is attributable mainly to grade issues at Kusasalethu and to a lesser extent at Moab Khotsong. Production at Target was lower as we continue our project to bring the infrastructure closer to the mining area. As Hidden Valley transitions from mining stage 5 to stage 6, we will start accessing higher grades towards the end of FY20.

At Kusasalethu, underground recovered grade dropped significantly due primarily to geological factors and, to a lesser extent, seismicity. In respect of geology, given the erratic nature of the Ventersdorp Contact Reef, some high-grade areas are currently being mined at lower grades than anticipated.

Plans are in place to counter Kusasalethu’s grade issue within the next three months. These include fast-tracking new high-grade raises. We believe Kusasalethu should be back on track towards the end of FY20.

Moab Khotsong’s grade was lower than expected due to damage caused by seismic activity in the middle mine, the operation’s highest-grade section. Only once the affected areas of the middle mine were rehabilitated and declared safe were crews allowed to re-access them.

While we anticipate grade recoveries at both Kusasalethu and Moab Khotsong over the next three to six months, we believe it prudent to adjust our grade guidance for our South African operations for the 2020 financial year by 6.5% from 5.96g/t to between 5.50g/t and
5.57g/t (further guidance adjustment information is provided below).

The average gold price received was 19% higher at R683 158/kg, resulting in operating free cash flow margins increasing from 8% to 13%.
All-in sustaining costs for all operations were 15% higher at R605 911kg.

See page 9 for a summary on the performance of each of the operations for the reporting period, which includes comments where appropriate on any particular actions completed, in progress or planned, and revised guidance.
FINANCIAL RESULTS - H1FY19 VS H1FY20
Revenue
Revenue increased by R1.7 billion or 12% mainly due to the higher gold price received. The average gold price received increased by 19% to R683 158/kg from R572 898/kg in December 2018.

Production costs
Production costs increased by R962 million or 9% for the December 2019 six months mainly due to annual and inflationary increases. Major contributors to the increase are as follows:

•	Labour costs increased by R380 million (8%),

•	Electricity costs increased by R220 million (13%) (Eskom approved increase was 14%),

•	Consumable stores increased by R215 million (8%).

Depreciation
Depreciation is lower for the December 2019 six months mainly due to lower production and lower net book values as a result of the impairments during the June 2019 year which reduced the base on which the depreciation is calculated.

Other operating expenses
Other operating expenses for the December 2019 six months are lower due to a foreign exchange gain of R36 million (December 2018 six months: R164 million loss) mainly due to the translation on the US dollar denominated loans.

Net profit
The net profit for the six months ended 31 December 2019 was R1.3 billion (US$91 million), compared to a loss of R19 million (US$2 million) for the comparative period. Headline earnings amounted to 249 SA cents per share (17 US cents per share) compared with a loss of 4 SA cents per share (0 US cents) for the December 2018 period.

Borrowings
On 26 September 2019, Harmony and a syndicate of lenders concluded a new US$400 million facility replacing the previous US$350 million facility. Borrowings as at 31 December 2019 include US$200 million (R2.8 billion) utilised on the US$200 million term facility and US$100 million (R1.4 billion) utilised on the US$200 million revolving credit facility (RCF).

During the six months to December 2019, Harmony repaid R500 million and utilised R200 million on the R2.0 billion RCF. The balance outstanding at 31 December 2019 is R1.2 billion.

Capital repayments to Westpac Fleet totalled US$3 million (R44 million) during the six months ended 31 December 2019. The balance outstanding at 31 December 2019 is US$17 million (R234 million).

Net debt decreased to R4 290 million at the end of December 2019 from R4 922 million at the end of June 2019.

Gains on derivatives
A net gain of R157 million was recorded for the six months ended December 2019 compared to a net gain of R20 million for the December 2018 six months. The increased gains in the current six months is primarily as a result of a stronger closing Rand/US$ exchange rate at 31 December 2019 (US$1: R13.99) compared to 31 December 2018 (US$1: R14.38).

Net derivative financial instruments (non-current and current) of R46 million relates to the mark-to-market (fair value) of the forex hedging contracts and gold forward sale contracts, as set out in the table below:

	Forex contracts		Commodity contracts
	Forward contracts	Forex zero cost collars	US$ gold & silver derivatives	Rand gold forwards	Total
	R million	R million	R million	R million	R million
Long-term	34	75	(12)	(56)	41
Short-term	260	253	(90)	(418)	5
Total	294	328	(102)	(474)	46
SILICOSIS CLASS ACTION SETTLEMENT AGREEMENT UPDATE
The class action silicosis and tuberculosis settlement agreement (settlement agreement) between the Occupational Lung Disease Working Group companies, which includes Harmony, and the representatives of the claimants in the mineworkers class-action has become effective.

On 26 July 2019, the South Gauteng High Court approved the settlement agreement reached on 3 May 2018. The completion of the Court Order opt-out process was the last suspensive condition to be fulfilled and accordingly the settlement agreement became effective in December 2019.

The agreement provides meaningful compensation to all eligible gold mineworkers (or their dependants) suffering from silicosis and/or who contracted work related tuberculosis.

Eligibility is based on a mineworker having been employed to undertake risk work, during qualifying periods for a qualifying mine owned or managed by any of the companies that are party to the settlement agreement at any time between 12 March 1965 and 10 December 2019.

The Tshiamiso Trust, which is in the process of being established, will implement the settlement agreement and administer the processing of claims and payment of benefits to those eligible.

For more details refer to www.silicosissettlement.co.za or www.oldcollab.co.za.
WAFI-GOLPU PERMITTING UPDATE
The Papua-New Guinea Minister for Mining has advised that the State of Papua-New Guinea has withdrawn support for the Memorandum of Understanding (MOU) with the Wafi-Golpu Joint Venture (WGJV) signed on 11 December 2018, citing the delay caused by the legal proceedings initiated by the Morobe Provincial Government rendering the timetable in the MoU as unachievable.

The State intends to resolve the legal proceedings and to work with the WGJV to expedite the project permitting discussions.
ENERGY MANAGEMENT
The continued risk posed to our South African operations by our reliance for electricity on power utility Eskom was brought sharply into focus in December 2019. With little notice, Eskom declared unprecedented Level 6 load-shedding on 9 December 2019. It requested us, amongst many others, to immediately reduce electricity consumption to levels required only for the maintenance of emergency services.

We complied both in the national interest and out of concern for the safety of our employees. The night shift on 9 December 2019 and the day shift on 10 December 2019 were both cancelled, with a consequent loss of production estimated at 80kg to 90kg.

The unreliability of electricity supply, together with its cost - now close to 16% of total costs - is a continuing concern. In response, as previously reported, we are urgently pursuing steps to mitigate the situation. These include reprioritisation of energy efficiency demand management initiatives, consideration of third-party energy saving project proposals and independent power producer (IPP) opportunities to de-risk pricing and formalise a load curtailment schedule.
FY20 GUIDANCE ADJUSTMENT
Further to what has been stated above regarding the average recovered grade expected in the next six months, guidance for the 2020 financial year has been adjusted.

We now plan to produce approximately 1.4 Moz in FY20 (4% less than the 1.46Moz previously guided) at an average underground recovered grade of approximately 5.50g/t to 5.57g/t (6% adjustment) at an all-in sustaining cost of R600 000/kg to R610 000kg (4% adjustment).

IN CONCLUSION
Our expectation is that - with our continuing, unrelenting focus on stopping unwanted events and incidents - we will report further safety improvement for the next six months.

While a stronger gold price received continues to provide a welcome boost to our financial performance, we will focus our efforts on what we are able to control being safety, costs and production.

Operationally, given the steps being implemented, particularly to improve our average underground recovered grade, we intend to achieve our revised guidance for FY20.

OVERVIEW OF OUR SOUTH AFRICAN OPERATIONS

OPERATION	PERFORMANCE SUMMARY	REVISED GUIDANCE FOR FY2020
Moab Khotsong
Gold production was 10% lower at 3 987kg (128 185oz). While the recovered grade was 5.3% higher at 8.74g/t, ore milled was 14.3% lower at 456 000t, reflecting the temporary suspension of mining in some production areas in order to improve safety measures.

Notwithstanding, operating free cash flow was 36% higher at R816 million (US$56 million) at a 29% margin.

Grade has been revised from 9.30g/t to 8.78g/t and production from 246 000oz to 248 000oz.

Planned grade for H2 is expected to be slightly higher at 8.83g/t than the 8.74g/t for H1 resulting in more gold at lower tonnes.

Kusasalethu	Gold production was down 32%, a consequence mainly of a 30% fall in recovered grade due to the geological and seismicity issues mentioned above. Ore milled was 3% lower at 349 000t.	Grade has been revised from 6.62g/t to 5.50g/t and production from 169 000oz to 124 000oz.
Doornkop	Reflecting a decline of 2% in ore milled to 381 000t and of 6% in recovered grade to 4.28g/t, gold production was 8% lower at 1 632kg (52 470oz).	Grade has been revised from 4.67g/t to 4.49g/t and production from 113 000oz to 110 000oz.
Unisel	Although ore milled rose by 5%, recovered grade was 16% lower at 4.31g/t, resulting in a 12% decline in gold production to 586kg (18 841oz).	Grade has been revised from 4.46g/t to 4.29g/t and production from 32 000oz to 35 000 oz.
Waste rock dumps	Gold production was 19% lower at 637kg (20 480oz). This was due both to a 18% drop in ore milled to 1 831 000t and a 2% drop in recovered grade to 0.348g/t.	Production guidance for surface sources has been revised from 87 000oz to 89 000oz mainly due to better than planned production in H1.
Central plant reclamation	An increase of 4% in ore milled to 2 010 000t and of 8% in recovered grade to 0.158g/t delivered a 12% increase in gold produced to 318kg (10 224oz).
Phoenix	An 8% increase in gold production to 424kg (13 632oz) reflected a 2% increase in ore milled to 3 208 000t and a 6% increase in recovered grade to 0.132g/t.
Kalgold	Gold production was stable at 630kg (20 255oz), a 1% increase in recovered grade to 0.77g/t offsetting the impact of a 2% decrease in ore milled to 813 000t.	Production has been revised from 42 000oz to 41 000oz. Grade is expected to improve to 0.86g/t for H2 and would be in line with actual achieved for Q2 of 0.84g/t.
Target 1	Recovered grade, 23% lower at 3.72g/t resulted in a 24% decline in gold production to 1 136kg (36 523oz). Ore milled was 2% lower at 305 000t.	Grade has been revised from 4.32g/t to 4.18g/t and production from 84 000oz to 81 000oz.
Tshepong operations	A 6% increase in gold production to 4 479kg (144 003oz) resulted from a 6% increase in ore milled to 889 000t. Recovered yield was unchanged at 5.04g/t	Grade has been revised from 5.61g/t to 5.27g/t and production from 290 000oz to 280 000oz.
Joel	Gold production increased by 15% to 855kg (27 489oz) due to both a 12% improvement in recovered grade to 3.67g/t and a 3% rise in ore milled to 233 000t.	Grade has been revised from 4.67g/t to 4.20g/t and production from 61 000oz to 57 000oz.
Masimong	A 5% improvement in recovered grade to 3.88g/t delivered a 5% rise in gold production to 1 208kg (38 838oz). Ore milled was slightly lower at 311 000t.
Grade has been revised 4.13g/t to 3.98g/t and production from 69 000g/t to 72 000g/t. Production guidance increased mainly due to a better than planned performance in H1. Grade is expected to improve in H2.

Bambanani	Gold produced increased by 2% to 1 297kg (41 699oz), a 4% increase in ore milled to 123 000t offsetting the impact of a 3% decrease in recovered grade to 10.54g/t
Grade is expected to improve in H2.

Grade has been revised from 10.84g/t to 10.76g/t and production from 77 000oz to 81 000oz. Production guidance increased mainly due to a better than planned performance in H1.

*Hidden Valley discussed on page 7.
Note: The revised grade guidance is due to the lower grades during the first six months and is for the current financial year only. It does not materially impact on the overall grades as per the life-of-mine plans completed in June 2019.

OPERATING RESULTS – SIX MONTHLY (RAND/METRIC)

		Six months ended	South Africa																Hidden Valley	Total Harmony
			Underground production										Surface production					Total South Africa
			Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Under- ground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface

Ore milled	t'000	Dec-19	889	456	123	233	381	305	349	311	136	3 183	3 208	2 010	1 831	813	7 862	11 045	2 039	13 084
		Dec-18	838	532	118	226	389	312	358	312	130	3 215	3 151	1 936	2 222	827	8 136	11 351	2 037	13 388
Yield	g/tonne	Dec-19	5.04	8.74	10.54	3.67	4.28	3.72	4.72	3.88	4.31	5.29	0.132	0.158	0.348	0.77	0.26	1.71	1.26	1.64
		Dec-18	5.04	8.30	10.82	3.28	4.54	4.81	6.74	3.69	5.12	5.65	0.125	0.146	0.354	0.76	0.26	1.78	1.53	1.74
Gold produced	kg	Dec-19	4 479	3 987	1 297	855	1 632	1 136	1 648	1 208	586	16 828	424	318	637	630	2 009	18 837	2 574	21 411
		Dec-18	4 222	4 418	1 277	742	1 766	1 500	2 414	1 152	665	18 156	393	283	786	630	2 092	20 248	3 111	23 359
Gold sold	kg	Dec-19	4 577	4 135	1 325	874	1 693	1 135	1 738	1 235	598	17 310	420	321	655	619	2 015	19 325	2 644	21 969
		Dec-18	4 250	4 449	1 284	756	1 774	1 513	2 506	1 157	672	18 361	387	286	772	647	2 092	20 453	3 062	23 515
Gold price received	R/kg	Dec-19	686 268	690 255	686 535	685 330	688 947	653 573	684 306	662 309	664 405	682 650	662 221	682 255	685 690	689 197	681 329	682 512	687 879	683 158
		Dec-18	580 735	556 383	581 450	581 413	583 439	581 461	579 209	581 584	580 263	575 061	560 845	582 175	574 679	582 329	575 511	575 107	558 142	572 898
Gold revenue	(R'000)	Dec-19	3 141 050	2 854 206	909 659	598 978	1 166 388	741 805	1 189 323	817 951	397 314	11 816 674	278 133	219 004	449 127	426 613	1 372 877	13 189 551	1 818 752	15 008 303
		Dec-18	2 468 125	2 475 349	746 582	439 548	1 035 020	879 751	1 451 499	672 893	389 937	10 558 704	217 047	166 502	443 652	376 767	1 203 968	11 762 672	1 709 032	13 471 704
Cash operating cost (net of by-product credits)	(R'000)	Dec-19	2 260 572	1 740 731	549 204	534 254	881 277	762 800	1 352 242	667 373	313 661	9 062 114	185 567	115 329	337 437	363 288	1 001 621	10 063 735	623 324	10 687 059
		Dec-18	2 016 856	1 587 279	488 266	485 507	803 536	769 217	1 193 581	621 814	291 049	8 257 105	174 677	115 754	354 949	346 315	991 695	9 248 800	792 289	10 041 089
Inventory movement	(R'000)	Dec-19	49 859	54 377	15 434	11 404	41 924	(2 292)	40 645	16 607	6 837	234 795	(1 397)	968	5 097	(7 529)	(2 861)	231 934	(21 131)	210 803
		Dec-18	11 327	(6 367)	3 453	7 038	(1 884)	4 782	43 247	3 071	(1 516)	63 151	(2 881)	1 889	(6 434)	6 670	(756)	62 395	(16 467)	45 928
Operating costs	(R'000)	Dec-19	2 310 431	1 795 108	564 638	545 658	923 201	760 508	1 392 887	683 980	320 498	9 296 909	184 170	116 297	342 534	355 759	998 760	10 295 669	602 193	10 897 862
		Dec-18	2 028 183	1 580 912	491 719	492 545	801 652	773 999	1 236 828	624 885	289 533	8 320 256	171 796	117 643	348 515	352 985	990 939	9 311 195	775 822	10 087 017
Production profit	(R'000)	Dec-19	830 619	1 059 098	345 021	53 320	243 187	(18 703)	(203 564)	133 971	76 816	2 519 765	93 963	102 707	106 593	70 854	374 117	2 893 882	1 216 559	4 110 441
		Dec-18	439 942	894 437	254 863	(52 997)	233 368	105 752	214 671	48 008	100 404	2 238 448	45 251	48 859	95 137	23 782	213 029	2 451 477	933 210	3 384 687
Capital expenditure	(R'000)	Dec-19	571 512	297 502	31 004	91 449	167 432	191 557	118 423	16 863	4 714	1 490 456	2 951	4 099	—	27 229	34 279	1 524 735	705 513	2 230 248
		Dec-18	583 574	286 019	32 030	97 021	144 407	152 287	157 953	54 052	22 388	1 529 731	1 667	2 622	5 334	28 265	37 888	1 567 619	670 515	2 238 134
Cash operating costs	R/kg	Dec-19	504 705	436 602	423 442	624 858	539 998	671 479	820 535	552 461	535 258	538 514	437 658	362 670	529 728	576 648	498 567	534 254	242 162	499 139
		Dec-18	477 702	359 275	382 354	654 322	455 003	512 811	494 441	539 769	437 668	454 787	444 471	409 025	451 589	549 706	474 042	456 776	254 673	429 860
Cash operating costs	R/tonne	Dec-19	2 543	3 817	4 465	2 293	2 313	2 501	3 875	2 146	2 306	2 847	58	57	184	447	127	911	306	817
		Dec-18	2 407	2 984	4 138	2 148	2 066	2 465	3 334	1 993	2 239	2 568	55	60	160	419	122	815	389	750
Cash operating cost and Capital	R/kg	Dec-19	632 303	511 220	447 346	731 816	642 591	840 103	892 394	566 421	543 302	627 084	444 618	375 560	529 728	619 868	515 630	615 197	516 254	603 302
		Dec-18	615 924	424 015	407 436	785 078	536 774	614 336	559 873	586 689	471 334	539 041	448 712	418 290	458 375	594 571	492 152	534 197	470 204	525 674
All-in sustaining cost	R/kg	Dec-19	634 687	506 622	466 079	725 952	637 401	818 370	893 959	586 439	561 704	628 175	445 526	369 935	522 953	638 831	518 035	616 635	527 531	605 911
		Dec-18	601 206	424 491	424 467	757 922	537 394	605 434	573 049	602 209	478 444	538 390	448 225	417 000	458 354	606 924	496 775	533 241	495 022	528 265
Operating free cash flow margin[1]	%	Dec-19	10%	29%	36%	(4)%	10%	(29)%	(24)%	16%	20%	11%	32%	45%	25%	8%	24%	12%	17%	13%
		Dec-18	(5)%	24%	30%	(33)%	8%	(5)%	7%	0%	20%	7%	19%	29%	19%	0%	14%	8%	11%	8%

¹Excludes run of mine costs for Kalgold (Dec-19:-R3.499 million, Dec-18:-R1.288 million) and Hidden Valley (Dec-19:-R182.313 million, Dec-18:-R50.59 million).

OPERATING RESULTS – SIX MONTHLY (US$/IMPERIAL)

		Six months ended	South Africa																Hidden Valley	Total Harmony
			Underground production										Surface production					Total South Africa
			Tshepong operations	Moab Khotsong	Bambanani	Joel	Doornkop	Target 1	Kusasalethu	Masimong	Unisel	Total Under- ground	Phoenix	Central plant reclamation	Dumps	Kalgold	Total Surface

Ore milled	t'000	Dec-19	980	503	136	257	420	336	385	343	150	3 510	3 537	2 217	2 019	897	8 670	12 180	2 248	14 428
		Dec-18	924	586	130	249	429	345	394	344	144	3 545	3 474	2 135	2 450	912	8 971	12 516	2 246	14 762
Yield	oz/ton	Dec-19	0.147	0.255	0.307	0.107	0.125	0.109	0.138	0.113	0.126	0.154	0.004	0.005	0.010	0.023	0.007	0.050	0.037	0.048
		Dec-18	0.147	0.242	0.316	0.096	0.132	0.140	0.197	0.108	0.148	0.165	0.004	0.004	0.010	0.022	0.007	0.052	0.045	0.051
Gold produced	oz	Dec-19	144 003	128 185	41 699	27 489	52 470	36 523	52 984	38 838	18 841	541 032	13 632	10 224	20 480	20 255	64 591	605 623	82 756	688 379
		Dec-18	135 741	142 042	41 057	23 855	56 778	48 226	77 612	37 038	21 380	583 729	12 635	9 098	25 270	20 255	67 258	650 987	100 021	751 008
Gold sold	oz	Dec-19	147 153	132 943	42 600	28 100	54 431	36 491	55 878	39 706	19 226	556 528	13 503	10 320	21 059	19 902	64 784	621 312	85 006	706 318
		Dec-18	136 641	143 039	41 281	24 306	57 035	48 644	80 569	37 198	21 606	590 319	12 442	9 195	24 820	20 801	67 258	657 577	98 445	756 022
Gold price received	$/oz	Dec-19	1 453	1 462	1 454	1 451	1 459	1 384	1 449	1 403	1 407	1 446	1 402	1 445	1 452	1 459	1 443	1 445	1 457	1 447
		Dec-18	1 275	1 221	1 276	1 276	1 281	1 276	1 272	1 277	1 274	1 262	1 231	1 278	1 262	1 278	1 263	1 263	1 225	1 258
Gold revenue	($'000)	Dec-19	213 860	194 330	61 935	40 782	79 414	50 506	80 976	55 691	27 051	804 545	18 937	14 911	30 579	29 046	93 473	898 018	123 831	1 021 849
		Dec-18	174 201	174 710	52 694	31 023	73 052	62 093	102 447	47 493	27 522	745 235	15 319	11 752	31 313	26 592	84 976	830 211	120 624	950 835
Cash operating cost (net of by-product credits)	($'000)	Dec-19	153 912	118 518	37 393	36 375	60 002	51 935	92 068	45 438	21 355	616 996	12 634	7 852	22 975	24 735	68 196	685 192	42 439	727 631
		Dec-18	142 350	112 031	34 462	34 267	56 714	54 291	84 243	43 888	20 542	582 788	12 329	8 170	25 052	24 443	69 994	652 782	55 920	708 702
Inventory movement	($'000)	Dec-19	3 395	3 702	1 051	776	2 854	(156)	2 767	1 131	466	15 986	(95)	66	347	(513)	(195)	15 791	(1 439)	14 352
		Dec-18	799	(449)	244	497	(133)	338	3 052	217	(107)	4 458	(203)	133	(454)	471	(53)	4 405	(1 162)	3 243
Operating costs	($'000)	Dec-19	157 307	122 220	38 444	37 151	62 856	51 779	94 835	46 569	21 821	632 982	12 539	7 918	23 322	24 222	68 001	700 983	41 000	741 983
		Dec-18	143 149	111 582	34 706	34 764	56 581	54 629	87 295	44 105	20 435	587 246	12 126	8 303	24 598	24 914	69 941	657 187	54 758	711 945
Production profit	($'000)	Dec-19	56 553	72 110	23 491	3 631	16 558	(1 273)	(13 859)	9 122	5 230	171 563	6 398	6 993	7 257	4 824	25 472	197 035	82 831	279 866
		Dec-18	31 052	63 128	17 988	(3 741)	16 471	7 464	15 152	3 388	7 087	157 989	3 193	3 449	6 715	1 678	15 035	173 024	65 866	238 890
Capital expenditure	($'000)	Dec-19	38 911	20 255	2 110	6 226	11 399	13 042	8 062	1 148	321	101 474	201	279	0	1 853	2 333	103 807	48 035	151 842
		Dec-18	41 187	20 187	2 262	6 848	10 193	10 748	11 149	3 815	1 580	107 969	118	185	376	1 995	2 674	110 643	47 325	157 968
Cash operating costs	$/oz	Dec-19	1 069	925	897	1 323	1 144	1 422	1 738	1 170	1 133	1 140	927	768	1 122	1 221	1 056	1 131	513	1 057
		Dec-18	1 049	789	839	1 436	999	1 126	1 085	1 185	961	998	976	898	991	1 207	1 041	1 003	559	944
Cash operating costs	$/t	Dec-19	157	236	275	142	143	155	239	132	142	176	4	4	11	28	8	56	19	50
		Dec-18	154	191	265	138	132	157	214	128	143	164	4	4	10	27	8	52	25	48
Cash operating cost and Capital	$/oz	Dec-19	1 339	1 083	947	1 550	1 361	1 779	1 890	1 199	1 150	1 328	942	795	1 122	1 313	1 092	1 303	1 093	1 278
		Dec-18	1 352	931	894	1 724	1 178	1 349	1 229	1 288	1 035	1 183	985	918	1 006	1 305	1 080	1 173	1 032	1 154
All-in sustaining cost	$/oz	Dec-19	1 344	1 073	987	1 537	1 350	1 733	1 893	1 242	1 190	1 330	943	783	1 107	1 353	1 097	1 306	1 113	1 283
		Dec-18	1 320	932	932	1 664	1 180	1 329	1 258	1 322	1 050	1 182	984	915	1 006	1 332	1 091	1 171	1 084	1 160
Operating free cash flow margin[1]	%	Dec-19	10%	29%	36%	(4)%	10%	(29)%	(24)%	16%	20%	11%	32%	45%	25%	8%	24%	12%	17%	13%
		Dec-18	(5)%	24%	30%	(33)%	8%	(5)%	7%	0%	20%	7%	19%	29%	19%	0%	14%	8%	11%	8%

¹Excludes run of mine costs for Kalgold (Dec-19:-US$0.238 million, Dec-18:-US$0.091 million) and Hidden Valley (Dec-19:-US$12.413 million, Dec-18:-US$3.571 million).

CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2019 (Reviewed)	31 December 2018 (Reviewed) Restated*	30 June 2019 (Audited)

Revenue	3	15 477	13 789	26 912
Cost of sales	4	(13 498)	(12 929)	(28 869)

Production costs		(11 366)	(10 404)	(20 324)
Amortisation and depreciation		(1 926)	(2 129)	(4 054)
Impairment of assets		—	—	(3 898)
Other items		(206)	(396)	(593)

Gross profit/(loss)		1 979	860	(1 957)
Corporate, administration and other expenditure		(339)	(388)	(731)
Exploration expenditure	5	(127)	(72)	(148)
Gains on derivatives	10	157	20	484
Other operating expenses	6	(36)	(264)	(186)

Operating profit/(loss)		1 634	156	(2 538)
Share of profits from associates		51	24	59
Investment income		144	141	308
Finance costs		(340)	(292)	(575)

Profit/(loss) before taxation		1 489	29	(2 746)
Taxation	7	(157)	(48)	139
Current taxation		(60)	(31)	(144)
Deferred taxation		(97)	(17)	283

Net profit/(loss) for the period		1 332	(19)	(2 607)

Attributable to:
Owners of the parent		1 332	(19)	(2 607)

Earnings/(loss) per ordinary share (cents)	8
Basic earnings/(loss)		249	(4)	(498)
Diluted earnings/(loss)		240	(6)	(500)

* Refer to note 2 for detail. The restated amounts are unaudited.
The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated financial statements for the six months ended 31 December 2019 have been prepared by Harmony Gold Mining Company Limited’s corporate reporting team headed by Boipelo Lekubo CA(SA). This process was supervised by the financial director, Frank Abbott CA(SA) and approved by the board of Harmony Gold Mining Company Limited on 11 February 2020. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 21).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2019 (Reviewed)	31 December 2018 (Reviewed) Restated*	30 June 2019 (Reviewed)

Net profit/(loss) for the period		1 332	(19)	(2 607)
Other comprehensive income for the period, net of income tax		(244)	(207)	(702)

Items that may be reclassified subsequently to profit or loss:		(244)	(207)	(695)
Foreign exchange translation gain/(loss)		(402)	81	(68)
Gain on assets measured at fair value through other comprehensive income		19	—	—
Remeasurement of gold hedging contracts	10
Unrealised gain/(loss) on gold contracts		(227)	3	(351)
Released to revenue		317	(365)	(453)
Deferred taxation thereon		49	74	177

Items that will not be reclassified to profit or loss:		—	—	(7)
Remeasurement of retirement benefit obligation
Actuarial loss recognised during the period		—	—	(7)
Deferred taxation thereon		—	—	—

Total comprehensive income for the period		1 088	(226)	(3 309)

Attributable to:
Owners of the parent		1 088	(226)	(3 309)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2019 (REVIEWED)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total

Balance - 30 June 2019	29 551	(11 710)	4 773	—	22 614

Share-based payments	—	—	90	—	90
Net profit for the period	—	1 332	—	—	1 332
Recognition of non-controlling interest	—	5	—	(5)	—
Other comprehensive income for the period	—	—	(244)	—	(244)

Balance - 31 December 2019	29 551	(10 373)	4 619	(5)	23 792

Balance - 1 July 2018	29 340	(9 103)	5 227	—	25 464

Issue of shares	211	—	—	—	211
Share-based payments	—	—	143	—	143
Net loss for the period*	—	(19)	—	—	(19)
Other comprehensive income for the period	—	—	(207)	—	(207)

Balance - 31 December 2018 (restated)*	29 551	(9 122)	5 163	—	25 592

The accompanying notes are an integral part of these condensed consolidated financial statements.

* Refer to note 2 for detail. The restated amounts are unaudited.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

		At	At	At
Figures in million	Notes	31 December 2019 (Reviewed)	30 June 2019 (Audited)	31 December 2018 (Reviewed) Restated*

ASSETS

Non-current assets
Property, plant and equipment		28 209	27 749	31 444
Intangible assets		534	533	515
Restricted cash		100	92	85
Restricted investments		3 386	3 301	3 359
Investments in associates		102	110	75
Inventories		43	43	46
Other non-current assets		372	334	320
Derivative financial assets	10	203	197	123

Total non-current assets		32 949	32 359	35 967

Current assets
Inventories		1 953	1 967	1 795
Restricted cash		55	44	41
Trade and other receivables		1 311	1 064	1 188
Derivative financial assets	10	536	309	206
Cash and cash equivalents		1 250	993	1 388

Total current assets		5 105	4 377	4 618
Total assets		38 054	36 736	40 585

EQUITY AND LIABILITIES

Share capital and reserves
Attributable to equity holders of the parent company		23 797	22 614	25 592
Share capital		29 551	29 551	29 551
Other reserves		4 619	4 773	5 163
Accumulated loss		(10 373)	(11 710)	(9 122)
Non-controlling interest	11	(5)	—	—

Total equity		23 792	22 614	25 592

Non-current liabilities
Deferred tax liabilities	7	750	688	1 093
Provision for environmental rehabilitation		3 151	3 054	3 436
Provision for silicosis settlement	12	737	942	964
Retirement benefit obligation		205	201	191
Borrowings	13	5 454	5 826	5 871
Other non-current liabilities		86	5	41
Derivative financial liabilities	10	162	172	55

Total non-current liabilities		10 545	10 888	11 651

Current liabilities
Provision for silicosis settlement	12	175	—	—
Borrowings	13	86	89	92
Trade and other payables		2 925	2 875	2 947
Derivative financial liabilities	10	531	270	303

Total current liabilities		3 717	3 234	3 342
Total equity and liabilities		38 054	36 736	40 585

*Refer to note 2 for the details. The restated amounts are unaudited.
The accompanying notes are an integral part of these condensed financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

		Six months ended		Year ended
Figures in million	Notes	31 December 2019 (Reviewed)	31 December 2018 (Reviewed)	30 June 2019 (Audited)

CASH FLOW FROM OPERATING ACTIVITIES

Cash generated by operations		2 928	2 810	5 052
Interest and dividends received		37	34	69
Interest paid		(164)	(190)	(387)
Income and mining taxes paid		(68)	(4)	(55)

Cash generated from operating activities		2 733	2 650	4 679

CASH FLOW FROM INVESTING ACTIVITIES

Increase in restricted cash		(15)	(8)	(15)
Decrease in amounts invested in restricted investments		2	3	187
Redemption of preference shares from associates		59	32	32
Capital distributions from investments		—	30	30
Proceeds from disposal of property, plant and equipment		1	2	5
Additions to property, plant and equipment	15	(2 270)	(2 400)	(5 036)

Cash utilised by investing activities		(2 223)	(2 341)	(4 797)

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings raised	13	4 741	1 122	1 522
Borrowings repaid	13	(5 009)	(982)	(1 353)
Proceeds from the issue of shares		—	211	211
Lease payments		(17)	—	—

Cash generated/(utilised) from financing activities		(285)	351	380
Foreign currency translation adjustments		32	22	25

Net increase in cash and cash equivalents		257	682	287
Cash and cash equivalents - beginning of the period		993	706	706

Cash and cash equivalents - end of the period		1 250	1 388	993

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

1. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated interim financial report for the half year reporting period ended 31 December 2019 has been prepared in accordance with International Accounting Standard IAS 34 Interim Financial Reporting. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2019 and any public announcements made by Harmony during the interim reporting period. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

Impact of the adoption of IFRS 16 - Leases

Scope of IFRS 16
IFRS 16 replaces the previous accounting standard on leases, IAS 17 Leases and related Interpretations. The new standard introduces a single lease accounting model and requires a lessee to capitalise most leases with certain exemptions. A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments.

Transition
The group has elected to apply IFRS 16 utilising the modified retrospective approach, under which the cumulative effect of adopting the new standard is recognised as an adjustment to the opening balance of retained earnings at 1 July 2019 with no restatement of comparative information. The cumulative effect of adopting the standard had no impact on opening retained earnings as the group has elected to recognise the right-of-use assets at an amount equal to the lease liability at 1 July 2019 together with the ability to set off deferred tax assets and liabilities resulting from the leased assets and liabilities. The lease liabilities were measured at the present value of the remaining lease payments at 1 July 2019 and discounted using the relevant incremental borrowing rate. The group has reassessed all contracts in determining the lease population. Refer to note 9 for details on the amount of right-of-use assets and lease liabilities recognised as well as the incremental borrowing rates used.

Expedients applied
The group has also applied the following practical expedients upon transition to the new standard:

•	The low value lease exemption - the group has elected to take the low value exemption with a value of R50 000 for the individual leased asset value;

•	The short-term lease exemption - leases with a duration of less than a year will be expensed in the income statement on a straight-line basis;

•
The accounting for operating leases with a remaining lease term of less than 12 months as at date of adoption will be classified as short-term leases and will not be recorded on the statement of financial position;

•	Use of hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease where appropriate;

•
Non-lease components - the group has applied the practical expedient not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component for the classes of underlying asset where it is appropriate to do so; and

•	Exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application.

Accounting policy
The leases accounting policy applicable from 1 July 2019 is as follows:
The group assesses whether a contract is or contains a lease at inception of a contract. The lease contracts are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease contracts do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

The group recognises a right-of-use asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases and leases of low value assets. For these exceptions, the group recognises the lease payments as an operating expense on a straight-line basis over the term of the lease. The lease contracts are typically made for fixed periods between 12 to 48 months.

Measurement and classification
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate. The group has applied the IFRS 16 portfolio approach in determining the discount rate for leases. As such a single discount rate has been used for contracts that share similar characteristics. The group has determined that a portfolio of contracts that are denominated in the same currency may use a single discount rate. This rate has been determined using various factors including in-country borrowings as well as other sources of finance. The nature of the right-of-use assets was also considered.

Lease payments included in the measurement of the lease liability comprise:

•	fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	the amount expected to be payable by the lessee under residual value guarantees;

•	the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and

•	payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

1. ACCOUNTING POLICIES continued

Basis of accounting continued

Impact of the adoption of IFRS 16 - Leases continued

Measurement and classification continued

The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the consolidated statement of financial position respectively.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

•
the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;

•
the lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

•
a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

The right-of-use assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day, any initial direct costs and restoration costs as described below. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Lease term
The lease term shall be determined as the non-cancellable period of a lease, together with:

•	Periods covered by an option to extend the lease if management is reasonably certain to make use of that option; and / or

•	Periods covered by an option to terminate the lease, if management is reasonably certain not to make use of that option.

Treatment of right-of-use assets
Whenever the group incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

The right-of-use assets are presented in the Property, Plant and Equipment line in the consolidated statement of financial position.

The group applies its existing accounting policy on impairment of non-financial assets to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss accordingly.

2. RESTATEMENT OF DECEMBER 2018 FINANCIAL RESULTS

The group applies IAS 23 Borrowing Costs which requires finance costs directly attributable to the construction of qualifying assets to be capitalised. The group's investment into the stage 5 and 6 cut-backs at Hidden Valley met the requirements of a qualifying asset up until commercial levels of production were reached in June 2018. Borrowing costs amounting to R84 million attributable to Hidden Valley were erroneously capitalised to property, plant and equipment between July and December 2018. During that period additional depreciation of R10 million was not recognised whilst the asset was available for use. Even though management does not consider the error to be material to the previously issued interim financial statements, a choice was made to revise the comparative interim financial results. The impact of the correction of the error on the December 2018 financial statement line items is disclosed below.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

2. RESTATEMENT OF DECEMBER 2018 FINANCIAL RESULTS continued

Condensed consolidated income statement

	For the six months ended 31 December 2018
	Previously reported	Adjustment	Restated
Figures in million

Cost of sales	(12 919)	(10)	(12 929)
Amortisation and depreciation	(2 119)	(10)	(2 129)
Gross profit/(loss)	870	(10)	860
Operating profit/(loss)	166	(10)	156
Finance costs	(208)	(84)	(292)
Profit/(loss) before tax	123	(94)	29
Net profit/(loss) for the period	75	(94)	(19)
Attributable to:
Owners of the parent	75	(94)	(19)
Earnings/(loss) per ordinary share (cents)
Basic earnings/(loss)	15	(19)	(4)
Diluted earnings/(loss)	13	(19)	(6)

Condensed consolidated balance sheet

	At 31 December 2018
	Previously reported	Adjustment	Restated
Figures in million

Property, plant and equipment	31 538	(94)	31 444
Total non-current assets	36 061	(94)	35 967
Total assets	40 679	(94)	40 585
Accumulated loss	(9 028)	(94)	(9 122)
Total equity	25 686	(94)	25 592
Total equity and liabilities	40 679	(94)	40 585

There was no impact on the cash flow statement. Management has reviewed and updated the group's internal control processes in response to the error. The error was detected and corrected by June 2019 and therefore does not require a restatement of the June 2019 financial statements.

3. REVENUE

	Six months ended		Year ended
Figures in million	31 December 2019 (Reviewed)	31 December 2018 (Reviewed)	30 June 2019 (Audited)

Revenue from contracts with customers	15 794	13 424	26 459
Gold[1]	15 326	13 107	25 693
Silver[2]	409	227	589
Uranium[3]	59	90	177
Hedging gain/(loss)[4]	(317)	365	453

Total revenue[5]	15 477	13 789	26 912
1 The increase is mainly due to the higher gold price. The average gold price received increased by 19% to R683 158/kg from R572 898/kg in
December 2018.
2 Derived primarily from the Hidden Valley operation in Papua New Guinea which had 48 498kg sold for December 2019 (December 2018: 33 106kg).
The average silver price received increased by 17% to R7 948/kg from R6 775/kg in December 2018.
3 Derived from the Moab Khotsong operation.
4 Relates to the realised effective portion of the hedge-accounted gold derivatives.
5 A geographical analysis of revenue is provided in the segment report.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

4. COST OF SALES

	Six months ended		Year ended
Figures in million	31 December 2019 (Reviewed)	31 December 2018 (Reviewed) Restated*	30 June 2019 (Audited)

Production costs - excluding royalty[1]	11 233	10 308	20 131
Royalty expense	133	96	193
Amortisation and depreciation	1 926	2 129	4 054
Impairment of assets[2]	—	—	3 898
Rehabilitation expenditure	47	51	33
Care and maintenance cost of restructured shafts	73	62	134
Employment termination and restructuring costs	26	162	242
Share-based payments	64	92	155
Other	(4)	29	29
Total cost of sales	13 498	12 929	28 869
*Refer to note 2 for detail.
1 The increase is mainly because of annual and inflationary increases. Major contributors to the increase are as follows:
- Labour costs increased by R380 million (8%), mainly due to annual increases;
- Electricity costs increased by R220 million (13%) as a result of the 14% increase in the price by Eskom;
- Consumable stores increased by R215 million, which includes the cost of Hidden Valley which mined 21% more tonnes during the six month period ending December 2019.
2 At 31 December 2019, management assessed the potential triggers for impairment. Due to unexpected geological complexity as well as seismicity at Kusasalethu, a revised life-of-mine (LOM) plan was drawn up. The performance at Target 1 was hampered by flexibility during the December 2019 period. These circumstances were considered to be impairment triggers and an impairment test was performed. All key assumptions disclosed remained the same as at 30 June 2019 with the exception of the gold price, which was increased from R585 000/kg to R630 000/kg. The recoverable amounts of the cash generating units were determined on a fair value less cost to sell basis. This is a fair value measurement classified as level 3. The impairment test performed did not result in any impairments or reversals at the operations that were tested.

5. EXPLORATION EXPENDITURE

Capitalisation of certain project expenses on Wafi-Golpu was halted from 1 July 2019 following delays in the permitting of the project. The expenses were for holding purposes and did not result in future economic benefit.

6. OTHER OPERATING EXPENSES

	Six months ended		Year ended
Figures in million	31 December 2019 (Reviewed)	31 December 2018 (Reviewed)	30 June 2019 (Audited)

Social investment expenditure	65	56	155
Foreign exchange translation (gain)/loss[1]	(36)	164	86
Silicosis settlement reversal of provision	—	—	(62)
Bad debts provision	12	38	—
Other operating (income)/expenses - net	(5)	6	7

Total other operating expenses	36	264	186
1 The foreign exchange gain is driven primarily by the prevailing exchange rates at the drawdown and repayment dates of the US$ denominated loans as well as the exchange rate movements during the year. Refer to note 13 for the details of the foreign exchange translation gain/(loss) on the US$
borrowings.

7. TAXATION

The deferred tax expense for the six months ended 31 December 2019 is higher than the comparative period due to an increase in temporary differences related to unredeemed capital expenditure, following an increase in taxable mining income. The current taxation expense for the six months ended 31 December 2019 is higher than the comparative period due to a foreign exchange gain on the USD loans compared with a loss in December 2018, higher derivative gains from the foreign exchange hedging contracts and mining profits earned during the six months ended 31 December 2019.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

8. EARNINGS(LOSS) PER ORDINARY SHARE

	Six months ended		Year ended
	31 December 2019 (Reviewed)	31 December 2018 (Reviewed) Restated*	30 June 2019 (Audited)

Weighted average number of shares (million)	535	515	524
Weighted average number of diluted shares (million)	549	537	533

Total earnings/(loss) per share (cents):

Basic earnings profit/(loss)	249	(4)	(498)
Diluted earnings profit/(loss)[1]	240	(6)	(500)
Headline earnings/(loss)	249	(4)	204
Diluted headline earnings/(loss)[1]	240	(6)	197

*Refer to note 2 for detail.
1 The dilution is as a result of the effect of including share options issued to employees as potential ordinary shares and the potential reduction in earnings attributable to equity holders of the parent company as a result of the exercise of the Tswelopele Beneficiation Operation (Phoenix) option. Phoenix contributed a profit and therefore the reduction in earnings attributable to Harmony would reduce the profit and profit per share or increase the loss and loss per share. Refer to note 11 for further information.

Reconciliation of headline earnings:

	Six months ended		Year ended
Figures in million	31 December 2019 (Reviewed)	31 December 2018 (Reviewed) Restated*	30 June 2019 (Audited)

Net profit/(loss) for the period	1 332	(19)	(2 607)
Adjusted for:
Impairment of assets	—	—	3 898
Taxation effect on impairment of assets	—	—	(239)
Profit on sale of property, plant and equipment	(1)	(2)	(5)
Loss on scrapping of property, plant and equipment	—	—	21
Taxation effect on loss on scrapping of property, plant and equipment	—	—	(1)
Headline earnings	1 331	(21)	1 067
*Refer to note 2 for detail.

9. LEASES

Key judgements applied in determining the right-of-use assets and lease liability were:
•assessing whether an arrangement contains a lease: various factors are considered, including whether a service contract includes the implicit right to the majority of the economic benefit from assets used in providing the service;
•determining the lease term: management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee. The group applies the considerations for short-term leases where leases are modified to extend the period by 12 months or less on expiry and these modifications are assessed on a standalone basis; and
•determining the discount rate: in determining the incremental borrowing rates, management considers the term of the lease, the nature of the asset being leased, in country borrowings as well as other sources of finance.

The group leases various assets including buildings, plant, equipment, containers and machinery. The right-of-use assets arising from these leases are included in the property, plant and equipment balance in the consolidated balance sheet. The movement in the right-of-use assets is as follows:

9. LEASES continued

Six months ended 31 December 2019 (Reviewed)
Figures in million

Balance at beginning of the period	—
Impact of adopting IFRS 16 - 1 July 2019	99
Additions	68
Depreciation	(20)
Translation	(1)

Balance at end of the period	146

The non-current and current portions of the lease liability is included in other non-current liabilities and trade and other payables in the consolidated balance sheet respectively.

The movement in the lease liabilities is as follows:

As at 31 December 2019 (Reviewed)
Figures in million

Balance at beginning of the period	—
Impact of adopting IFRS 16 - 1 July 2019	99
Additions	56
Interest expense on lease liabilities	4
Lease payments made	(21)
Translation	(2)

Balance at end of the period	136

Current portion of lease liabilities	(55)
Non-current portion of lease liabilities	81

The maturity of the group's undiscounted lease payments is as follows:

As at 31 December 2019 (Reviewed)
Figures in million

Less than and including one year	59
Between one and five years	90
Five years and more	—

Total	149

Reconciliation between lease commitments as at 30 June 2019 and IFRS 16 lease liability as at 1 July 2019:

As at 31 December 2019 (Reviewed)
Figures in million

Lease commitments as at 30 June 2019[1]	40
Effect of options to extend the lease term	86
Discounting of lease liabilities	(27)

Impact of adopting IFRS 16 - 1 July 2019	99
1 The lease commitments represent solely payments under non-cancellable periods per the contracts and exclude any options to extend the lease term.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

9. LEASES continued

The weighted average incremental borrowing rate at the date of initial application is 9.82% for the South African operations and 5.84% for the South-east Asian region.

The amounts included in the income statement relating to leases:

Six months ended 31 December 2019 (Reviewed)
Figures in million

Depreciation of right-of-use assets[1]	20
Interest expense on lease liabilities[2]	4
Short-term leases expensed[3,4]	147
Leases of low value assets expensed[3]	16
Variable lease payments expensed[3,5]	201
1 Included in depreciation and amortisation.
2 Included in finance costs.
3 Included in production costs and corporate, administration and other expenditure.
4 The amount includes leases that expire within 12 months of adoption as management elected the short-term expedient.
5 These were driven by consumption patterns and are not linked to a rate or index.

10. DERIVATIVE FINANCIAL INSTRUMENTS

Figures in million	Rand gold hedging contracts	US$ commodity contracts	Foreign exchange hedging contracts	Total

Six months ended 31 December 2019 (Reviewed)

Derivative financial assets	104	13	622	739

Non-current	86	8	109	203
Current	18	5	513	536

Derivative financial liabilities	(578)	(115)	—	(693)

Non-current	(142)	(20)	—	(162)
Current	(436)	(95)	—	(531)

Net derivative financial instruments	(474)	(102)	622	46

Unamortised day one net loss included above	24	13	—	37

Realised gains/(losses) included in revenue	(289)	(28)	—	(317)
Unrealised losses included in other reserves	291	101	—	392

Gains/(losses) included in gains on derivatives	(56)	(8)	243	179
Day one loss amortisation	(20)	(2)	—	(22)

Total gains on derivatives	(76)	(10)	243	157

Hedge effectiveness

Cumulative changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	(463)	(80)	—	(543)
Cumulative changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness.	463	80	—	543

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

10. DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts	US$ commodity contracts	Foreign exchange hedging contracts	Total
Six months ended 31 December 2018 (Reviewed)

Derivative financial assets	166	41	122	329

Non-current	47	—	76	123
Current	119	41	46	206

Derivative financial liabilities	(86)	—	(272)	(358)

Non-current	(29)	—	(26)	(55)
Current	(57)	—	(246)	(303)

Net derivative financial instruments	80	41	(150)	(29)

Unamortised day one net loss included above	30	—	—	30

Realised gains included in revenue	365	—	—	365
Unrealised gains included in other reserves	125	—	—	125

Gains/(losses) included in gains on derivatives	(30)	36	29	35
Day one loss amortisation	(15)	—	—	(15)

Total gains on derivatives	(45)	36	29	20

Hedge effectiveness

Cumulative changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	362	—	—	362
Cumulative changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness.	(362)	—	—	(362)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

10. DERIVATIVE FINANCIAL INSTRUMENTS continued

Figures in million	Rand gold hedging contracts	US$ commodity contracts	Foreign exchange hedging contracts	Total

Year ended 30 June 2019 (Audited)

Derivative financial assets	45	5	456	506

Non-current	23	1	173	197
Current	22	4	283	309

Derivative financial liabilities	(383)	(57)	(2)	(442)

Non-current	(158)	(14)	—	(172)
Current	(225)	(43)	(2)	(270)

Net derivative financial instruments	(338)	(52)	454	64

Unamortised day one net loss included above	36	5	—	41

Realised gains included in revenue	453	—	—	453
Unrealised losses included in other reserves	165	49	—	214

Gains/(losses) included in gains on derivatives	(51)	13	554	516
Day one loss amortisation	(31)	(1)	—	(32)

Total gains on derivatives	(82)	12	554	484

Hedge effectiveness

Cumulative changes in the fair value of the hedging instrument used as the basis for recognising hedge ineffectiveness	288	(49)	—	239
Cumulative changes in the fair value of the hedged item used as the basis for recognising hedge ineffectiveness.	(288)	49	—	(239)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

10. DERIVATIVE FINANCIAL INSTRUMENTS continued

The following table shows the volume of open positions at the reporting date:

	FY 2020		FY2021				FY 2022		TOTAL
	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2

US$ZAR

Zero cost collars
US$m	82	80	70	59	52	29	5	—	377
Floor	14.83	14.99	15.28	15.32	15.46	15.62	15.91	—	15.18
Cap	15.71	15.89	16.24	16.38	16.54	16.76	17.31	—	16.17

Forward contracts
US$m	45	52	59	35	24	6	—	—	221
FEC	15.61	15.57	15.92	15.82	15.96	16.23	—	—	15.77

R/gold

'000 oz	95	96	79	78	75	66	40	4	533
R'000/kg	648	661	674	682	692	733	798	782	688

US$/gold

'000 oz	12	12	12	12	11	9	7	3	78
US$/oz	1 357	1 370	1 413	1 442	1 484	1 502	1 531	1 534	1 438

Total gold

'000 oz	107	108	91	90	86	75	47	7	611

US$/silver

'000 oz	360	360	330	290	240	210	170	30	1990
Floor	17.16	17.16	17.44	17.84	17.98	18.18	18.24	17.33	17.61
Cap	18.57	18.57	18.88	19.30	19.43	19.67	19.73	18.73	19.05

Refer to note 14 for details on the fair value measurements.

11. NON-CONTROLLING INTEREST

In 2013 Harmony entered into a transaction to fund an empowerment transaction to sell 25% of its Phoenix operation (now Tswelopele Beneficiation Operation(TBO)) to Black Economic Empowerment (BEE) shareholders. The transaction was accounted for as an in-substance option as the BEE shareholders would only share in the upside of their equity interest in TBO until the date the loans provided by Harmony were fully repaid.

Effective 31 December 2019, the BEE shareholder loans were repaid in full and the option is deemed to have been exercised. The portion of the BEE shareholders' interest in TBO was measured at the net asset value of negative R5 million and reclassified to non-controlling interest on this date. Going forward, the total comprehensive income attributable to the BEE shareholders will be allocated to non-controlling interest.

TBO's negative net asset value of R5 million consists of accumulated profits of R222 million and a historic debit common control reserve of R250 million.

12. PROVISION FOR SILICOSIS SETTLEMENT

On 26 July 2019, the Johannesburg High Court approved the R5.2 billion settlement of the silicosis and tuberculosis class action suit between the Occupational Lung Disease Working Group – representing Gold Fields, African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Harmony and Sibanye Stillwater – and lawyers representing affected mineworkers. The mandatory three-month period, during which potential beneficiaries could opt out of the settlement agreement, is completed and the Tshiamiso Trust has been set up to track and trace class members, process all submitted claims, including the undertaking of benefit medical examinations, and pay benefits to eligible claimants.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

12. PROVISION FOR SILICOSIS SETTLEMENT continued

Harmony has provided for the estimated cost of the settlement based on actuarial assessments. At 31 December 2019, management had estimated Harmony's share as R912 million (pre-tax). The time value of money recognised during the December 2019 period amounts to R39 million. Payments to the trust set up to administer the settlement amounted to R69 million. A portion has been transferred to current liabilities.

13. BORROWINGS

During the six months ended 31 December 2019:

•
On 26 September 2019, Harmony and a syndicate of local and international lenders, which was jointly arranged by Nedbank Limited and ABSA Bank Limited, concluded a new US$400 million facility, replacing the previous US$350 million facility. The tenure of three years can be extended by another one year. The key terms and conditions of the facility are included below.

As part of the facility, the tangible net worth to net debt covenant has been set to at least 4 times and the same ratio has been applied to all other facilities.

An amount of US$295 million (R4 465 million) was repaid on the old facility, while US$300 million (R4 541 million) was drawn down on the new facility during October 2019.

•	Harmony repaid US$3.0 million (R44 million) on the Westpac Bank loan.

•	Repayments of R500 million and draw downs of R200 million were made on the R2.0 billion facility with Nedbank and ABSA.

The group complied with all debt covenants as at 31 December 2019.

Figures in million	US$ term loan US dollar	US$ RCF US dollar	Rand term loan SA rand	Rand RCF SA rand	Westpac fleet loan US dollar

Borrowings summary at 31 December 2019
Original facility	200	200	600	1 400	24
Drawn down/ loan balance	200	100	600	600	17
Undrawn committed borrowing facilities	—	100	—	800	N/A
Maturity	August	August	November	November	June
	2022	2022	2022	2022	2022
Interest rate	LIBOR + 3.05%	LIBOR + 2.90%	JIBAR + 2.90%	JIBAR + 2.80%	LIBOR + 3.20%

	Six months ended		Year ended
Figures in million	31 December 2019 (Reviewed)	31 December 2018 (Reviewed)	30 June 2019 (Audited)

Translation gain/(loss) on US$ facilities	49	(180)	(99)

Rand/US$ exchange rate:
Closing/spot	13.99	14.38	14.13
Average	14.69	14.17	14.18

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

14. FINANCIAL RISK MANAGEMENT ACTIVITIES

Foreign exchange risk
Harmony's revenues are sensitive to the R/US$ exchange rate as all revenues are generated by gold sales denominated in US$. Harmony maintains a foreign currency hedging programme to manage foreign exchange risk. The limit currently set by the Board is 25% of the group's foreign exchange risk exposure for a period of 24 months. Refer to note 10 for the details of the contracts. The audit and risk committee reviews the details of the programme quarterly.

Commodity price sensitivity
The profitability of the group’s operations, and the cash flows generated by those operations, are affected by changes in the market price of gold, and in the case of Hidden Valley, silver as well. Harmony entered into derivative contracts to manage the variability in cash flows from the group’s production, in order to create cash certainty and protect the group against lower commodity prices. The general limit for gold hedging currently set by the Board is 20% for a 24-month period. In response to the increase in the rand gold price, this limit was temporarily increased to 24% to accommodate additional hedging for certain more marginal operations. This increased limit normalizes back to 20% by the end of the 2020 financial year. The limit set by the Board is 50% of silver exposure over a 24-month period.

Management continues to top-up these programmes as and when opportunities arise to lock in attractive margins for the business, but are not required to maintain hedging at these levels. The audit and risk committee reviews the details of the programme quarterly.

Refer to note 10 and the fair value determination section below for further detail on these contracts.

Fair value determination
The fair value levels of hierarchy are as follows:
Level 1: Quoted prices (unadjusted) in active markets;
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);
Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

	Fair value hierarchy level	At 31 December 2019 (Reviewed)	At 30 June 2019 (Audited)	At 31 December 2018 (Reviewed)

Figures in million

Fair value through other comprehensive income financial instruments
Other non-current assets	Level 3	72	59	61
Fair value through profit or loss financial instruments
Restricted investments[1]	Level 2	1 259	1 256	1 215
Derivative financial assets[2]	Level 2	739	506	329
Derivative financial liabilities[2]	Level 2	693	(442)	(358)
Loan to ARM BBEE Trust[3]	Level 3	285	271	270

1 The majority of the balance is directly derived from the Top 40 index on the JSE, and is discounted at market interest rates. This relates to equity linked deposits in the group's environmental rehabilitation trust funds. The balance of the environmental trust funds are carried at amortised cost and therefore not disclosed here.
2 The mark-to market remeasurement of the following contracts is derived from:

•
Forex hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot rand/US$ exchange rate inputs, implied volatilities on the rand/US$ exchange rate, rand/US$ inter-bank interest rates and discounted at market interest rates (zero-coupon interest rate curve). FECs are derived from the forward rand/US$ exchange rate and discounted at market interest rates (zero-coupon interest rate curve).

•
Rand gold hedging contracts (forward sale contracts): spot Rand/US$ exchange rate, Rand and Dollar interest rates (forward points), spot US$ gold price, differential between the US interest rate and gold lease interest rate which is discounted at market interest rates.

•	US$ gold hedging contracts (forward sale contracts): spot US$ gold price, differential between the US interest rate and gold lease interest rates and discounted at market interest rates.

•
Silver hedging contracts (zero cost collars): a Black-Scholes valuation technique, derived from spot US$ silver price, strike price, implied volatilities, time to maturity and interest rates and discounted at market interest rates.

3 The fair value was calculated using a discounted cash flow model taking into account projected interest payments and the projected ARM share price on the expected repayment date.

For all other financial instruments, fair value approximates carrying value.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

15. ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Six months ended		Year ended
Figures in million	31 December 2019 (Reviewed)	31 December 2018 (Reviewed)	30 June 2019 (Audited)

Capital expenditure - operations	1 695	1 739	3 490
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	40	161	350
Additions resulting from stripping activities	535	500	1 196

Total additions to property, plant and equipment	2 270	2 400	5 036

16. COMMITMENTS AND CONTINGENCIES

	At	At	At
Figures in million	31 December 2019 (Reviewed)	30 June 2019 (Audited)	31 December 2018 (Reviewed)

Capital expenditure commitments:
Contracts for capital expenditure	463	418	475
Authorised by the directors but not contracted for	1 373	1 499	1 370

Total capital commitments	1 836	1 917	1 845

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended
30 June 2019.

17. RELATED PARTIES

Name of director/prescribed officer	Shares purchased in open market	Shares sold in open market	Performance shares vested and retained

Harry 'Mashego 'Mashego (Executive Director)	—	593	—

18. SEGMENT REPORT

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM).

The segment report follows on page 30.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the six months ended 31 December 2019 (Rand)

19. RECONCILIATION OF SEGMENT INFORMATION

	Six months ended
Figures in million	31 December 2019 (Reviewed)	31 December 2018 (Reviewed) Restated

Reconciliation of production profit to gross profit/(loss)

Revenue	15 477	13 789
– Per segment report	15 009	13 472
– Other metal sales treated as by-product credits in the segment report	468	317
Production costs	(11 366)	(10 404)
– Per segment report	(10 898)	(10 087)
– Other metal sales treated as by-product credits in the segment report	(468)	(317)

Production profit per segment report	4 111	3 385
Amortisation and depreciation	(1 926)	(2 129)
Other cost of sales items	(206)	(396)

Gross profit/(loss) as per income statements[1]	1 979	860
1 The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

	At	At
Figures in million	31 December 2019 (Reviewed)	31 December 2018 (Reviewed)

Reconciliation of total segment mining assets to consolidated property, plant and equipment

Property, plant and equipment not allocated to a segment
Mining assets	364	972
Undeveloped property	3 681	3 681
Other non-mining assets	126	111
Wafi-Golpu assets	2 450	2 325

	6 621	7 089

20. SUBSEQUENT EVENTS

At 1 January 2020, the group performed an assessment of Joel’s Level 137 decline project and concluded that it was in commercial levels of production per our accounting policy. The decline area is considered substantially complete and ready for its intended use as:
–Capital expenditure is 98% of project cost estimates,
–More than an insignificant amount of gold is being produced in a saleable form and
–The level has the ability to sustain the ongoing production of gold.

Going forward, the accumulated cost of developing the level (approximately R900 million) will be transferred from assets under construction to mining assets within property, plant and equipment. The capitalisation of borrowing costs will cease and depreciation will commence.

21. REVIEW CONCLUSION

These condensed consolidated financial statements for the period ended 31 December 2019 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review conclusion is available for inspection at the company's registered office, together with the interim financial statements identified in the auditor's report.

SEGMENT REPORT (RAND/METRIC)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2019 (REVIEWED)

	Revenue		Production cost		Production profit/(loss)		Mining assets		Capital expenditure#		Kilograms produced*		Tonnes milled*
	31 December		31 December		31 December		31 December		31 December		31 December		31 December
	2019	2018	2019	2018	2019	2018	2019	2018@	2019	2018	2019	2018	2019	2018
	R million		R million		R million		R million		R million		kg		t'000
South Africa Underground
Tshepong operations	3 141	2 468	2 310	2 028	831	440	6 591	8 325	572	584	4 479	4 222	889	838
Moab Khotsong	2 854	2 475	1 795	1 581	1 059	894	3 783	3 842	298	286	3 987	4 418	456	532
Bambanani	910	747	565	492	345	255	488	612	31	32	1 297	1 277	123	118
Joel	599	440	546	493	53	(53)	1 047	1 067	91	97	855	742	233	226
Doornkop	1 166	1 035	923	802	243	233	2 828	2 725	167	144	1 632	1 766	381	389
Target 1	742	880	761	774	(19)	106	1 199	1 317	192	152	1 136	1 500	305	312
Kusasalethu	1 189	1 451	1 393	1 237	(204)	214	1 274	2 075	118	158	1 648	2 414	349	358
Masimong	818	673	684	625	134	48	65	85	17	54	1 208	1 152	311	312
Unisel	397	390	320	290	77	100	29	47	5	22	586	665	136	130

Surface
All other surface operations	1 373	1 204	999	989	374	215	716	557	33	38	2 009	2 092	7 862	8 136
Total South Africa	13 189	11 763	10 296	9 311	2 893	2 452	18 020	20 652	1 524	1 567	18 837	20 248	11 045	11 351

International
Hidden Valley	1 820	1 709	602	776	1 218	933	3 568	3 703	706	671	2 574	3 111	2 039	2 037
Total international	1 820	1 709	602	776	1 218	933	3 568	3 703	706	671	2 574	3 111	2 039	2 037
Total operations	15 009	13 472	10 898	10 087	4 111	3 385	21 588	24 355	2 230	2 238	21 411	23 359	13 084	13 388

Reconciliation of the segment information to the consolidated income statement and balance sheet (refer to note 19)

	468	317	468	317	—	—	6 621	7 089

	15 477	13 789	11 366	10 404	4 111	3 385	28 209	31 444	2 230	2 238	21 411	23 359	13 084	13 388
@ Restated. Refer to note 2 for detail. The restated amounts are not audited.
# Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of R40 million (2018: R161 million).
* Production statistics are unaudited and not reviewed.

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED)

	Six months ended		Year ended
Figures in million	31 December 2019	31 December 2018 Restated*	30 June 2019

Revenue	1 054	973	1 898
Cost of sales	(919)	(913)	(2 037)

Production costs	(774)	(734)	(1 433)
Amortisation and depreciation	(131)	(151)	(286)
Impairment of assets	—	—	(276)
Other items	(14)	(28)	(42)

Gross profit/(loss)	135	60	(139)
Corporate, administration and other expenditure	(23)	(27)	(52)
Exploration expenditure	(9)	(5)	(10)
Gains on derivatives	11	1	34
Other operating income/(expenses)	(2)	(19)	(13)

Operating profit/(loss)	112	10	(180)
Share of profits from associates	3	2	4
Investment income	10	10	22
Finance costs	(23)	(21)	(41)

Profit/(loss) before taxation	102	1	(195)
Taxation	(11)	(3)	10
Current taxation	(4)	(2)	(10)
Deferred taxation	(7)	(1)	20

Net profit/(loss) for the period	91	(2)	(185)

Attributable to:
Owners of the parent	91	(2)	(185)

Earnings per ordinary share (cents)
Basic earnings	17	—	(35)
Diluted earnings	16	—	(36)

* Refer to note 2 for detail.

The currency conversion average rates for the six months ended 31 December 2019: US$1 = R14.69
(31 December 2018: US$1 = R14.17) (30 June 2019: US$1 = R14.18).

Note on convenience translations
The requirements of IAS 21 The Effects of the Changes in Foreign Exchange Rates have not necessarily been applied in the translation of the US Dollar financial statements presented on page 31 to 35.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED)

	Six months ended		Year ended
Figures in million	31 December 2019	31 December 2018 Restated*	30 June 2019

Net profit/(loss) for the period	91	(2)	(185)
Other comprehensive income for the period, net of income tax	(18)	(15)	(48)

Items that may be reclassified subsequently to profit or loss:	(18)	(15)	(48)
Foreign exchange translation gain/(loss)	(29)	6	(5)
Gain on assets measured at fair value through other comprehensive income	1	—	—
Remeasurement of gold hedging contracts
Unrealised gain/(loss) on gold contracts	(15)	—	(25)
Released to revenue	22	(26)	(32)
Deferred taxation thereon	3	5	12

Total comprehensive income for the period	73	(17)	(233)

Attributable to:
Owners of the parent	73	(17)	(233)

The currency conversion average rates for the six months ended 31 December 2019: US$1 = R14.69
(31 December 2018: US$1 = R14.17) (30 June 2019: US$1 = R14.18).

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2019 (UNAUDITED) (CONVENIENCE TRANSLATION)

Figures in million	Share capital	Accumulated loss	Other reserves	Non-controlling interest	Total

Balance - 30 June 2019	2 112	(836)	342	—	1 618

Share-based payments	—	—	6	—	6
Net profit for the period	—	95	—	—	95
Other comprehensive income for the period	—	—	(18)	—	(18)

Balance - 31 December 2019	2 112	(741)	330	—	1 701

Balance - 1 July 2018	2 040	(633)	365	—	1 772

Issue of shares	15	—	—	—	15
Share-based payments	—	—	10	—	10
Net loss for the period*	—	(1)	—	—	(1)
Other comprehensive income for the period	—	—	(15)	—	(15)

Balance - 31 December 2018 (Restated)*	2 055	(634)	360	—	1 781

* Refer to note 2.

The currency conversion closing rates for the year ended 31 December 2019: US$1 = R14.69 (31 December 2018: US$1 = R14.38).

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED)

	At	At	At
Figures in million	31 December 2019	30 June 2019	31 December 2018 Restated*

ASSETS

Non-current assets
Property, plant and equipment	2 016	1 964	2 187
Intangible assets	38	38	36
Restricted cash	7	6	6
Restricted investments	242	234	234
Investments in associates	7	8	5
Inventories	3	3	3
Other non-current assets	26	24	22
Derivative financial assets	15	14	9

Total non-current assets	2 354	2 291	2 502

Current assets
Inventories	140	139	125
Restricted cash	4	3	3
Trade and other receivables	94	75	83
Derivative financial assets	38	22	14
Cash and cash equivalents	89	70	97

Total current assets	365	309	322
Total assets	2 719	2 600	2 824

EQUITY AND LIABILITIES

Share capital and reserves
Attributable to equity holders of the parent company	1 701	1 600	1 781
Share capital	2 112	2 091	2 055
Other reserves	330	338	360
Accumulated loss	(741)	(829)	(634)
Non-controlling interest	—	—	—

Total equity	1 701	1 600	1 781

Non-current liabilities
Deferred tax liabilities	54	49	77
Provision for environmental rehabilitation	225	216	239
Provision for silicosis settlement	53	67	67
Retirement benefit obligation	15	14	13
Borrowings	390	413	408
Other non-current liabilities	6	—	3
Derivative financial liabilities	12	12	4

Total non-current liabilities	755	771	811

Current liabilities
Provision for silicosis settlement	13	—	—
Borrowings	6	6	6
Trade and other payables	206	204	205
Derivative financial liabilities	38	19	21

Total current liabilities	263	229	232
Total equity and liabilities	2 719	2 600	2 824

The balance sheet for 31 December 2019 converted at a conversion rate of US$1 = R13.99 (30 June 2019: US$1 = R14.13)
(31 December 2018: US$1 = R14.38).

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(CONVENIENCE TRANSLATION) (UNAUDITED)

	Six months ended		Year ended
Figures in million	31 December 2019	31 December 2018	30 June 2019

CASH FLOW FROM OPERATING ACTIVITIES

Cash generated by operations	199	198	356
Interest and dividends received	3	2	5
Interest paid	(11)	(13)	(27)
Income and mining taxes paid	(5)	—	(4)

Cash generated from operating activities	186	187	330

CASH FLOW FROM INVESTING ACTIVITIES

Increase in restricted cash	(1)	(1)	(1)
Decrease in amounts invested in restricted investments	—	—	13
Redemption of preference shares from associates	4	2	2
Capital distributions from investments	—	2	2
Additions to property, plant and equipment	(155)	(169)	(355)

Cash utilised by investing activities	(152)	(166)	(339)

CASH FLOW FROM FINANCING ACTIVITIES

Borrowings raised	323	79	107
Borrowings repaid	(341)	(69)	(95)
Proceeds from the issue of shares	—	15	15
Payment of leases	(1)	—	—

Cash generated/(utilised) from financing activities	(19)	25	27
Foreign currency translation adjustments	4	—	1

Net increase in cash and cash equivalents	19	46	19
Cash and cash equivalents - beginning of the period	70	51	51

Cash and cash equivalents - end of the period	89	97	70

The currency conversion average rates for the six months ended 31 December 2019: US$1 = R14.69
(31 December 2018: US$1 = R14.17) (30 June 2019: US$1 = R14.18).

The closing balance translated at closing rates of 31 December 2019: US$1 = R13.99 (30 June 2019: US$1 = R14.13)
(31 December 2018: US$1 = R14.38).

SEGMENT REPORT (US$/IMPERIAL)

FOR THE SIX MONTHS ENDED 31 DECEMBER 2019 (CONVENIENCE TRANSLATION) (UNAUDITED)

	Revenue		Production cost		Production profit/(loss)		Mining assets		Capital expenditure#		Ounces produced		Tons milled
	31 December		31 December		31 December		31 December		31 December		31 December		31 December
	2019	2018	2019	2018	2019	2018	2019	2018@	2019	2018	2019	2018	2019	2018
	US$ million		US$ million		US$ million		US$ million		US$ million		oz		t'000
South Africa Underground
Tshepong operations	214	174	157	143	57	31	471	579	39	41	144 003	135 741	980	924
Moab Khotsong	194	175	122	112	72	63	270	267	20	20	128 185	142 042	503	586
Bambanani	62	53	38	35	24	18	35	43	2	2	41 699	41 057	136	130
Joel	41	31	37	35	4	(4)	75	74	6	7	27 489	23 855	257	249
Doornkop	79	73	63	57	16	16	202	189	11	10	52 470	56 778	420	429
Target 1	51	62	52	55	(1)	7	86	92	13	11	36 523	48 226	336	345
Kusasalethu	81	102	95	87	(14)	15	91	144	8	11	52 984	77 612	385	394
Masimong	56	47	47	44	9	3	5	6	1	4	38 838	37 038	343	344
Unisel	27	28	22	20	5	8	2	3	—	2	18 841	21 380	150	144

Surface
All other surface operations	93	85	68	69	25	16	51	39	4	3	64 591	67 258	8 670	8 971
Total South Africa	898	830	701	657	197	173	1 288	1 436	104	111	605 623	650 987	12 180	12 516

International
Hidden Valley	124	121	41	55	83	66	255	258	48	47	82 756	100 021	2 248	2 246
Total international	124	121	41	55	83	66	255	258	48	47	82 756	100 021	2 248	2 246
Total operations	1 022	951	742	712	280	239	1 543	1 694	152	158	688 379	751 008	14 428	14 762
@ Restated. Refer to note 2 for detail.
#Capital expenditure for international operations excludes expenditure spent on Wafi-Golpu of US$3 million (2018: US$11 million).

DEVELOPMENT RESULTS
SIX MONTHS AVERAGE
July 2019 - December 2019
METRIC

			Channel
	Reef	Sampled	Width	Value	Gold
	Meters	Meters	(Cm's)	(g/t)	(Cmg/t)
Tshepong
Basal	1 452	1 256	10.53	183.81	1 936
B Reef	167	154	133.42	10.30	1 374
All Reefs	1 619	1 410	23.95	78.26	1 875
Phakisa
Basal	820	813	37.61	34.57	1 300
All Reefs	820	813	37.61	34.57	1 300
Doornkop
South Reef	963	1 281	64.04	19.10	1 223
All Reefs	963	1 281	64.04	19.10	1 223
Kusasalethu
VCR Reef	857	824	83.70	17.62	1 475
All Reefs	857	824	83.70	17.62	1 475
Target 1
Elsburg	34	44	250.36	12.83	3 213
All Reefs	34	44	250.36	12.83	3 213
Masimong 5
Basal	450	374	80.50	13.63	1 097
B Reef	351	401	86.59	17.42	1 509
All Reefs	800	775	83.65	15.66	1 310
Unisel
Basal	338	254	147.39	9.32	1 374
All Reefs	338	254	147.39	9.32	1 374
Joel
Beatrix	574	570	57.07	15.01	857
All Reefs	574	570	57.07	15.01	857
Moab Khotsong
VRF	690	560	89.71	42.69	3 830
C Reef	129	72	10.03	75.76	760
All Reefs	819	632	80.63	43.16	3 480
Total Harmony
Basal	3 060	2 697	41.29	38.15	1 575
Beatrix	574	570	57.07	15.01	857
B Reef	517	555	99.58	14.77	1 471
Elsburg	34	44	250.36	12.83	3 213
VRF	690	560	89.71	42.69	3 830
South Reef	963	1 281	64.04	19.10	1 223
VCR	857	824	83.70	17.62	1 475
C Reef	129	72	10.03	75.76	760
All Reefs	6 825	6 603	62.42	25.90	1 617
VCR: Ventersdorp Contract Reef

MENT RESULTS
S
VERAGE             19 - December 2019
IMPERIAL

			Channel
	Reef	Sampled	Width	Value	Gold
	Feet	Feet	(Inch)	(oz/t)	(In.oz/t)
Tshepong
Basal	4 763	4 121	4.00	5.56	22
B Reef	548	505	53.00	0.30	16
All Reefs	5 310	4 626	9.00	2.39	22
Phakisa
Basal	2 692	2 667	15.00	1.00	15
All Reefs	2 692	2 667	15.00	1.00	15
Doornkop
South Reef	3 160	4 203	25.00	0.56	14
All Reefs	3 160	4 203	25.00	0.56	14
Kusasalethu
VCR Reef	2 813	2 704	33.00	0.51	17
All Reefs	2 813	2 704	33.00	0.51	17
Target 1
Elsburg	111	144	99.00	0.37	37
All Reefs	111	144	99.00	0.37	37
Masimong 5
Basal	1 475	1 227	32.00	0.39	13
B Reef	1 150	1 316	34.00	0.51	17
All Reefs	2 625	2 543	33.00	0.46	15
Unisel
Basal	1 109	833	58.00	0.27	16
All Reefs	1 109	833	58.00	0.27	16
Joel
Beatrix	1 882	1 870	22.00	0.45	10
All Reefs	1 882	1 870	22.00	0.45	10
Moab Khotsong
VRF	2 265	1 837	35.00	1.26	44
C Reef	423	236	4.00	2.18	9
All Reefs	2 688	2 073	32.00	1.25	40
Total Harmony
Basal	10 039	8 848	16.00	1.13	18
Beatrix	1 882	1 870	22.00	0.45	10
B Reef	1 698	1 821	39.00	0.43	17
Elsburg	111	144	99.00	0.37	37
VRF	2 265	1 837	35.00	1.26	44
South Reef	3 160	4 203	25.00	0.56	14
VCR	2 813	2 704	33.00	0.51	17
C Reef	423	236	4.00	2.18	9
All Reefs	22 390	21 664	25.00	0.74	19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 11, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director